FILED BY HUT 8 MINING CORP.

COMMISSION FILE NO. 001-40487

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

SUBJECT COMPANY: U.S. DATA MINING GROUP, INC.

STRATEGIC MERGER OF HUT 8 MINING AND US BITCOIN CORP.

FREQUENTLY ASKED QUESTIONS

Can you explain the exchange ratios for the transaction? Can you explain what this means for me as a Hut 8 shareholder?

As announced on February 7, 2023, Hut 8 Mining Corp. ("Hut 8”) and U.S. Data Mining Group, Inc. dba US Bitcoin Corp (“USBTC”) entered into a definitive business combination agreement (the “Business Combination Agreement”) under which the companies will combine in an all-stock merger of equals (the “Transaction”). The combined entity will be named “Hut 8 Corp.” ("New Hut 8”) and will be a U.S.-domiciled entity.

Pursuant to the Business Combination Agreement, each shareholder of Hut 8 will receive, for each Hut 8 share, 0.2 of a share of New Hut 8 common stock (the “Hut 8 Exchange Ratio”), which will effectively result in a consolidation of the Hut 8 shares on a 5 to 1 basis. Stockholders of USBTC will receive, for each share of USBTC capital stock, 0.6716 of a share of New Hut common stock (the “USBTC Exchange Ratio”).

Upon the closing of the Transaction, existing Hut 8 shareholders will collectively own approximately 50% of the stock of New Hut 8, with USBTC’s existing stockholders collectively owning the other approximately 50% of New Hut 8’s common stock, in each case on a fully diluted in the money basis.

The below calculation illustrates the impact of the Hut 8 Exchange Ratio and the USBTC Exchange Ratio on the outstanding common shares of Hut 8 and capital stock of USBTC as of February 7, 2023:

As you can see from the above illustrative calculation, the number of outstanding shares of New Hut 8 following the completion of the Transaction will be approximately 88 million, calculated on a fully-diluted in the money basis. This means that each current shareholder of Hut 8 will hold fewer shares following the Transaction than they did immediately prior to the closing, but the value of each share of New Hut 8 is expected to be worth proportionately more.

What is the difference between an effective share consolidation and dilution?

Share consolidation and share dilution are two very different concepts in corporate finance.

Share consolidation (also known as a reverse stock split) divides the existing total quantity of shares by a number such, as 5 or 10, which reduces the total number of shares outstanding by combining multiple shares into one new share. This process decreases the total number of outstanding shares of a company but should proportionately increase the value of each share outstanding following the consolidation. For example, a 2-for-1 share consolidation would halve the number of outstanding shares of a company, but should result in doubling the value of each share.

Share dilution, on the other hand, refers to an increase in the number of outstanding shares of a company, which in turn generally reduces the value of each share. This can happen when a company issues new shares such as through a share offering, the conversion of convertible securities, or when employees exercise stock options. As a result, a shareholder’s proportional ownership in a company decreases.

Why did Hut 8 decide to consolidate the shares of New Hut 8 as part of the Transaction?

We expect that the Transaction with USBTC will result in New Hut 8 being a preeminent digital asset mining, hosting, managed infrastructure operations and high performance computing organization.

The purpose of the share consolidation is to adjust the number of New Hut’s outstanding common shares to levels that are better aligned with companies of New Hut 8’s expected size and scope. It also marks another step in our journey to becoming a more diversified, resilient, and stronger business.

Is there any precedent to a share consolidation in the Bitcoin mining industry?

On May 24 2022, Hive Blockchain Technologies Ltd. completed a 5 to 1 share consolidation.

Current as of February 10, 2023.

Cautionary Note regarding Forward–Looking Information

This communication includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, “forward looking information”). All information, other than statements of historical facts, included in this communication that address activities, events or developments that Hut 8 expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of Hut 8’s businesses, operations, plans and other such matters is forward-looking information. Forward looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “allow”, “believe”, “estimate”, “expect”, “predict”, “can”, “might”, “potential”, “predict”, “is designed to”, “likely” or similar expressions. In addition, any statements in this communication that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information and include, among others, statements with respect to: (i) the expected outcomes of the Transaction, including New Hut's assets and financial position; (ii) the ability of Hut 8 and USBTC to complete the Transaction on the terms described herein, or at all, including, receipt of required regulatory approvals, shareholder approvals, court approvals, stock exchange approvals and satisfaction of other closing customary conditions; (iii) the expected synergies related to the Transaction in respect of strategy, operations and other matters; (iv) projections related to expansion; (v) expectations related to the Combined Company's scale; (vi) acceleration of ESG efforts and commitments; (vii) expectations regarding the value of New Hut 8 shares following the Transaction; and (viii) the ability of the Combined Company to execute on future opportunities, among others.

Statements containing forward-looking information are not historical facts, but instead represent management’s expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by Hut 8 and USBTC as of the date of this communication, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the ability to obtain requisite shareholder approvals and the satisfaction of other conditions to the consummation of the Transaction on the proposed terms or at all; the ability to obtain necessary stock exchange, regulatory, governmental or other approvals in the time assumed or at all; the anticipated timeline for the completion of the Transaction; the ability to realize the anticipated benefits of the Transaction or implementing the business plan for the Combined Company, including as a result of a delay in completing the Transaction or difficulty in integrating the businesses of the companies involved (including the retention of key employees); the ability to realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact on mining activities; the potential impact of the announcement or consummation of the Transaction on relationships, including with regulatory bodies, employees, suppliers, customers, competitors and other key stakeholders; the outcome of any litigation proceedings in respect of USBTC's legal dispute with the City of Niagara Falls, New York; security and cybersecurity threats and hacks; malicious actors or botnet obtaining control of processing power on the Bitcoin network; further development and acceptance of the Bitcoin network; changes to Bitcoin mining difficulty; loss or destruction of private keys; increases in fees for recording transactions in the Blockchain; internet and power disruptions; geopolitical events; uncertainty in the development of cryptographic and algorithmic protocols; uncertainty about the acceptance or widespread use of digital assets; failure to anticipate technology innovations; the COVID-19 pandemic; climate change; currency risk; lending risk and recovery of potential losses; litigation risk; business integration risk; changes in market demand; changes in network and infrastructure; system interruption; changes in leasing arrangements; failure to achieve intended benefits of power purchase agreements; potential for interrupted delivery, or suspension of the delivery, of energy to the Combined Company’s mining sites. For a complete list of the factors that could affect the Company, please see the “Risk Factors” section of the Company’s Annual Information Form dated March 17, 2022 and Hut 8’s other continuous disclosure documents which are available on the Company’s profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s ("SEC") website at www.sec.gov.

These risks are not intended to represent a complete list of the factors that could affect Hut 8, USBTC, or New Hut; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this communication as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this communication should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and New Hut’s future decisions and actions will depend on management’s assessment of all information at the relevant time. The forward-looking statements contained in this communication are made as of the date of this communication, and each of Hut 8 and USBTC expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. Except where otherwise indicated herein, the information provided herein is based on matters as they exist as of the date of preparation and not as of any future date, and will not be updated or otherwise revised to reflect information that subsequently becomes available, or circumstances existing or changes occurring after the date of preparation.

Additional Information about the Transaction and Where to Find It

In connection with the transaction, that, if completed, would result in new Hut 8 becoming a new public company, new Hut 8 is expected to file a registration statement on Form S-4 (the “Form S-4”) with the U.S. Securities Exchange Commission (the “SEC”). USBTC and Hut 8 urge investors, shareholders, and other interested persons to read, when available, the Form S-4, including any amendments thereto, the Hut meeting circular, as well as other documents to be filed with the SEC and documents to be filed with Canadian securities regulatory authorities in connection with the transaction, as these materials will contain important information about USBTC, Hut, new Hut 8 and the transaction. New Hut 8 also has, and will, file other documents regarding the transaction with the SEC. This communication is not a substitute for the Form S-4 or any other documents that may be sent to Hut’s shareholders or USBTC's stockholders in connection with the transaction. Investors and security holders will be able to obtain free copies of the Form S-4 and all other relevant documents filed or that will be filed with the SEC by new Hut 8 through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Hut 8 at info@hut8.io and of USBTC at info@usbitcoin.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”) or in a transaction exempt from the registration requirements of the Securities Act.